NESTLÉ S.A.

02 APR -2 AM 8:52

82-1252

SHARE TRANSFER OFFICE

02028196

SEC
Office International Corp.Finance
450 Fifth Avenue, Room 3094
US-Washington, DC 20549

YOUR REF. OUR REF. SH/cds CHAM (SWITZERLAND), March 8, 2002

**Nestlé S.A. 135th Ordinary General Meeting of Shareholders**

SUPPL

Dear Madam, Dear Sir,

We have pleasure in sending you herewith, for information, a copy of the English text of the invitation to the 135th Ordinary General Meeting of Shareholders, which will take place on April 11, 2002, in Lausanne (Switzerland).

Publication by the press in Switzerland is planned for Tuesday, March 12, 2002.

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Yours sincerely,

**NESTLÉ S.A.**

**Share Transfer Office**

Enclosures

# NESTLÉ S.A., Cham and Vevey (Switzerland)

The shareholders are hereby invited to the

**135th Ordinary General Meeting of Shareholders**
to be held on Thursday, April 11, 2002, at 3.00 p.m.
at the «Palais de Beaulieu» in Lausanne (Switzerland)

**Agenda and proposals of the Board of Directors**

1 **Annual report, report of the auditors**

1a 2001 annual report and accounts of Nestlé S.A.;
report of the auditors
*Proposal:*
Approval of the 2001 annual report and accounts of Nestlé S.A.

1b 2001 consolidated accounts of the Nestlé Group; report of the Nestlé Group auditors
*Proposal:*
Approval of the 2001 consolidated accounts of the Nestlé Group

2 **Release of the Board of Directors and of the Management**
*Proposal:*
Release of the members of the Board of Directors and of the Management

3 **Decision on the appropriation of profits resulting from the balance sheet of Nestlé S.A.**
*Proposal:*

| | |
|---|---|
| *Retained earnings* | |
| Balance brought forward from 2000 | CHF 2 358 697 |
| Profit for the year 2001 | CHF 4 148 374 076 |
| | CHF 4 150 732 773 |
| Proposed appropriations | |
| Allocation to the special reserve | CHF 1 620 000 000 |
| Dividend for 2001, CHF 6.40 per share on 387 655 546 shares | CHF 2 480 995 494 |
| Dividend for 2001, CHF 6.40 per share on 427 260 shares reserved for the option rights which may be exercised in the year 2002, on 3 527 680 shares to cover warrants attached to a bond issue and on 3 631 494 shares held for trading purposes | CHF 48 553 178 |
| | CHF 4 149 548 672 |
| Balance to be carried forward | CHF 1 184 101 |

4 **Elections to the Board of Directors**
*Proposal:*
Re-election of
Peter Brabeck-Letmathe (for a term of 5 years)
Vreni Spoerry (for a term of 2 years)
Election of
Prof. Vernon R. Young (for a term of 5 years)

5 **Election of the auditors (annual accounts of Nestlé S.A. and consolidated accounts of the Nestlé Group):**
*Proposal:*
Re-election of
KPMG Klynveld Peat Marwick Goerdeler S.A., London and Zurich
(for a term of 3 years)

**Admission cards**

The *shareholders* recorded in the Share Register with voting rights will receive, within the next few days, the invitation to the General Meeting, together with a reply form to order an admission card or grant a proxy. Only shareholders who are on record in the Share Register with voting rights on March 22, 2002, are entitled to exercise their voting rights.

**Proxies**

The shareholders who are not able to attend the General Meeting in person can be represented by another shareholder registered with voting rights, by Nestlé S.A. (the «Company») or by the independent representative pursuant to *Article 689c of the Swiss Code of Obligations, Mr. Jean-Ludovic Hartmann, attorney, Boulevard* de Pérolles 7, CH-1701 Fribourg, Switzerland. In case of representation by Nestlé S.A., the vote will be cast in favour of the Board of Directors' proposals, unless specifically instructed otherwise. Signed proxies left in blank will be deemed to be granted to Nestlé S.A. and treated in the same manner. Proxies for the independent representative can be sent directly to the above mentioned address or to the Share Transfer Office in Cham.

Pursuant to article 689d of the Swiss Code of Obligations, *depositories (représentants dépositaires)* are requested to notify the Company of the number of shares represented by them in due time, but at the latest by April 11, 2002, at 2:45 p.m. Institutions subject to the Swiss Federal Law regarding Banks and Savings Banks of November 8, 1934, as well as professional asset managers qualify as depositories.

The 2001 Management Report is available and can be consulted or ordered at the Registered Offices in Cham (Share Transfer Office) and Vevey (Secretary General) from March 22, 2002 on.

Shareholders are requested to address any correspondence concerning the General Meeting to the Share Transfer Office of Nestlé S.A., P.O. Box 380, CH-6330 Cham (Switzerland).

The Board of Directors

Cham and Vevey, March 12, 2002
Switzerland